 9704 Medical Center Drive
Rockville, MD 20850

December 11, 2019

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lisa Vanjoske and Mary Mast

Re: MacroGenics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 26, 2019
File No. 001-36112

Dear Ms. Vanjoske and Ms. Mast:

On behalf of MacroGenics, Inc. (the “Company”) this letter responds to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 6, 2019 to the Company regarding the Company’s Form 10-K for the fiscal year ended December 31, 2018. For ease of reference, the text of the Staff’s comment is reproduced in italics immediately preceding the Company’s response.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operations
Strategic Collaborations
Zai Lab, page 44

1.	You state that Zai Lab would pay you double-digit royalties on net sales of the assets, which may be subject to adjustment in specified circumstances. Please confirm in future filings you will disclose the royalty rate or a range that does not exceed a 10 point range.

Response:

In response to the Staff’s comments, beginning in the Company’s Form 10-K for the fiscal year ended December 31, 2019 (the “2019 Form 10-K”), the Company proposes to include the following additional disclosure regarding potential royalty payments to be received under the Company’s agreement with Zai Lab Limited substantially in the form as provided below (proposed new disclosure shown underlined).
Zai Lab. In November 2018, we entered into a collaboration and license agreement with Zai Lab Limited (Zai Lab) under which Zai Lab obtained regional development and commercialization rights in mainland China, Hong Kong, Macau and Taiwan (Zai Lab’s territory) for (i) margetuximab, an immune-optimized anti-HER2 monoclonal antibody, (ii) MGD013, a bispecific DART molecule designed to provide coordinate blockade of PD-1 and LAG-3 for the potential treatment of a range of solid tumors and hematological malignancies, and (iii) an undisclosed multi-specific TRIDENT molecule in preclinical development. Zai Lab will lead clinical development in its territory.
Under the terms of the agreement, Zai Lab paid us an upfront payment of $25.0 million less foreign withholding tax of $2.5 million. Assuming successful development and commercialization of margetuximab, MGD013 and the TRIDENT molecule, we could receive up to $140.0 million in development and regulatory milestones. In addition, Zai Lab would pay us tiered royalties at percentage rates of mid-teens to 20% for net sales of margetuximab in Zai Lab’s territory, mid-teens for net sales of MGD013 in Zai Lab’s territory and 10% for net sales of the TRIDENT molecule in Zai Lab’s territory, which may be subject to adjustment in specified circumstances.
        The Company proposes to provide the above additional disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the 2019 Form 10-K, and also in the Company’s Notes to Consolidated Financial Statements of the 2019 Form 10-K, where applicable.

If you have any further questions or comments, or if you require any additional information, please contact me by telephone at (301) 354-2681 or by email at karrelsj@macrogenics.com.

Sincerely,

/s/ James Karrels
James Karrels
Senior Vice President and Chief Financial Officer

cc: Scott Koenig, M.D., Ph.D., President and Chief Executive Officer
Jeffrey Peters, Vice President and General Counsel
Lynn Cilinski, Vice President and Controller